SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WWA GROUP, INC.
(Exact name of registrant as specified in its charter)

NEVADA	**77-0443643**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2465 West 12th Street, Suite 2, Tempe, Arizona 85281
(Address of Principal Executive Offices)   (Zip Code)

The 2006 Benefit Plan of WWA Group, Inc.
(Full title of the plan)

Corporation Trust Company of Nevada
6100 Neil Road, Suite 500, Reno, Nevada, 89511
(Name, address, including zip code, of agent for service)

Telephone number, including area code, of agent for service: **(775) 688-3061**

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amounts to be Registered	Proposed Maximum Offering Price Per Share*	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee
Common Stock	**2,500,000**	**$0.53**	**$1,325,000**	**$141.78**

*   Bona fide estimate of maximum offering price solely for calculating the registration fee pursuant to
     Rule 457(h) of the Securities Act of 1933, as amended, based on the average bid and asked price of
     the registrant's common stock as of April 26, 2006, a date within five business days prior to the date
     of filing of this registration statement.

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration
statement also covers an indeterminate amount of interests to be offered or sold pursuant to the benefit
plan described herein.

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The 2006 Benefit Plan of WWA Group, Inc.
Cross-Reference Sheet Pursuant to Rule 404(a)

Cross-reference between items of Part I of Form S-8 and the Section 10(a) prospectus that will be delivered to each employee, consultant, or director who participates in the 2006 Benefit Plan of WWA Group, Inc.

Registration Statement Headings	_Section 10(a) Prospectus Heading_
Item 1. Plan Information	General Plan Information
Item 2. Registrant Information and Employee Plan Annual Information	Registrant Information and Employee Plan Annual Information

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. **Incorporation of Documents by Reference**

The following documents filed by WWA Group, Inc., a Nevada corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference:

a.   The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

b.   All reports filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year ended December 31, 2005.

Prior to the filing, if any, of a post-effective amendment that indicates that all securities covered by this Registration Statement have been sold or that de-registers all such securities then remaining unsold, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

Item 4. **Description of Securities**

The common stock of the Company being registered pursuant to this Registration Statement is part of a class of securities registered under Section 12(g) of the Exchange Act.

Item 5. **Interests of Named Experts and Counsel**

No expert is named as preparing or certifying all or part of the Registration Statement to which this prospectus pertains, and no counsel for the Company who is named in this prospectus as having given an opinion on the validity of the securities being offered hereby was hired on a contingent basis or has or is to receive, in connection with this offering, a substantial interest, direct or indirect, in the Company.

Item 6.   **Indemnification of Directors and Officers**

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to members of the board of directors, officers, employees, or persons controlling the Company pursuant to the immediately subsequent provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Nonetheless, the Company's Articles of Incorporation, specifically Article V, removes the personal liability of the officers and directors to shareholders or the corporation for money damages to the extent permitted by Nevada Revised Statutes ("NRS") Section 78.037. NRS Section 78.037 provides that a corporation may limit or remove officers' and directors' personal liability for breach of fiduciary duty so long as liability is not removed or limited for acts or omissions involving intentional misconduct, fraud or a knowing violation of law or the payment of unlawful distributions.

Section 1 of Article V of the Company's Bylaws provides that the Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In actions, proceedings and suits involving an officer or director because of their being or having been an officer or director, other than actions by or in the right of the corporation, NRS Section 78.751 (the "Nevada Statute") permits a corporation to indemnify directors or officers against actual and reasonable expenses, including attorney fees, judgments, fines and amounts paid in settlement. The Nevada Statute applies to actions, proceedings or suits whether civil, criminal, administrative or arbitrative in nature. However, unless a court directs otherwise, indemnification is permissible only if the officer or director meets the applicable standard of conduct and indemnification is proper under the circumstances. In civil cases, the standard of conduct requires the officer or director to act in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the Company. In criminal cases, an officer or director meets the standard of conduct if they had no reasonable cause to believe his or her conduct was unlawful. The board of directors acting through a quorum of disinterested directors, independent legal counsel designated by the board of directors, or the shareholders shall determine whether indemnification is proper under the circumstances. Termination of proceedings by judgment, order, settlement, conviction or plea of no contest or its equivalent, does not of itself establish a presumption that the officer or director did not meet the applicable standard of conduct.

In actions by or in the right of the Company, the Company may indemnify an officer or director against expenses provided he or she satisfies the applicable standard of conduct. However, the Company cannot indemnify an officer or director adjudged liable to the corporation on any claim, issue or matter unless, and to the extent, the court determines that despite the adjudication of liability, and in light of all the circumstances, the officer or director is fairly and reasonably entitled to indemnity for expenses.

In all proceedings, whether by or in the right of the Company or otherwise, the Nevada Statute requires indemnification to the extent the officer or director is successful on the merits or otherwise in defense of the proceeding or in defense of any claim, issue or matter therein. A Nevada corporation may provide, either in its articles, bylaws or agreements, that the corporation shall pay the expenses on behalf of a director or officer prior to the final disposition of the action upon receipt of an undertaking by or on behalf of the director or officer to repay those advancements if it is ultimately determined that the officer or director is not entitled to indemnification. The Nevada Statute does not exclude other indemnification rights to which a director or officer may be entitled under the articles of incorporation, the bylaws, an agreement, a vote of shareholders or disinterested directors, or otherwise; provided that those rights would not indemnify an officer or director against a judgment or other final adjudication adverse to the officer or director that establishes the officer's or director's acts or omissions involved intentional misconduct, fraud or known violation of the law and were material to the cause of action.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the Nevada Statue, Article V, Section 1 of the Company's Bylaws, and Article V of the Company's Articles of Incorporation.

Item 7.   Exemption from Registration Claimed

No restricted securities are being re-offered or resold pursuant to this Registration Statement.

Item 8.   Exhibits.

The exhibits attached to this Registration Statement are listed in the Exhibit Index, which is found on page 7.

Item 9.   Undertakings

(a)   The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) To treat, for the purpose of determining any liability under the Securities Act, each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2006.

WWA Group, Inc.

/s/ Eric Montandon
By: Eric Montandon
Its: Chief Executive Officer

/s/ Digamber Naswa
By: Digamber Naswa
Its: Chief Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Eric Montandon Eric Montandon	Director	April 26, 2006
/s/ Digamber Naswa Digamber Naswa	Director	April 26, 2006
/s/ Yogesh Saxena Yogesh Saxena	Director	April 26, 2006
/s/ Keith Lupton Keith Lupton	Director	April 26, 2006
/s/ Young Yong Wee Haut Young Yong Wee Huat	Director	April 26, 2006

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric Montandon with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Eric Montandon Eric Montandon	Director	April 26, 2006
/s/ Digamber Naswa Digamber Naswa	Director	April 26, 2006
/s/ Yogesh Saxena Yogesh Saxena	Director	April 26, 2006
/s/ Keith Lupton Keith Lupton	Director	April 26, 2006
/s/ Young Yong Wee Haut Young Yong Wee Huat	Director	April 26, 2006

INDEX TO EXHIBITS

Exhibits	Description of Exhibit	Page
4(i)	2006 Stock Benefit Plan of WWA Group, Inc.	8
4(ii)	Section 10(a) Prospectus	11
5, 23(a)	Opinion and consent of Counsel with respect to the legality of the issuance of securities being issued	15
23(b)	Consent of Accountant	18

EXHIBIT 4(i)

THE 2006 BENEFIT PLAN
OF
WWA Group, Inc.

WWA Group, Inc., a Nevada corporation (the "Company"), hereby adopts The 2006 Benefit Plan of WWA Group, Inc. (the "Plan") this 26th day of April, 2006. Under the Plan, the Company may issue stock, or grant options to acquire the Company's common stock, par value $0.001 (the "Stock"), from time to time to employees of the Company or its subsidiaries, all on the terms and conditions set forth herein ("Benefits"). In addition, at the discretion of the Board of Directors, Benefits may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries but are not employees of the Company or its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. No stock may be issued, or option granted under the benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities.

1. Purpose of the Plan. The Plan is intended to aid the Company in maintaining and developing a management team, attracting qualified officers and employees capable of assuring the future success of the Company, and rewarding those individuals who have contributed to the success of the Company. The Company has designed this Plan to aid it in retaining the services of executives and employees and in attracting new personnel when needed for future operations and growth and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who management perceives to have contributed to the success of the Company or who are important to the continued business and operations of the Company. The above goals will be achieved through the granting of Benefits.

2. Administration of this Plan. Administration of this Plan shall be determined by the Company's Board of Directors (the "Board"). Subject to compliance with applicable provisions of the governing law, the Board may delegate administration of this Plan or specific administrative duties with respect to this Plan on such terms and to such committees of the Board as it deems proper (hereinafter the Board or its authorized committee shall be referred to as "Plan Administrators"). The interpretation and construction of the terms of this Plan by the Plan Administrators thereof shall be final and binding on all participants in this Plan absent a showing of demonstrable error. No member of the Plan Administrators shall be liable for any action taken or determination made in good faith with respect to this Plan. Any Benefits approved by a majority vote of those Plan Administrators attending a duly and properly held meeting shall be valid. Any Benefits approved by the Plan Administrators shall be approved as specified by the Board at the time of delegation.

3. Shares of Stock Subject to this Plan. A total of two million five hundred thousand (2,500,000) shares of Stock may be subject to, or issued pursuant to Benefits granted under this Plan. If any right to acquire Stock granted under this Plan is exercised by the delivery of shares of Stock or the relinquishment of rights to shares of Stock, only the net shares of Stock issued (the shares of stock issued less the shares of Stock surrendered) shall count against the total number of shares reserved for issuance under the terms of this Plan.

4. Reservation of Stock on Granting of Option. At the time any Option is granted under the terms of this Plan, the Company will reserve for issuance the number of shares of Stock subject to such Option until it is exercised or expires. The Company may reserve either authorized but unissued shares or issued shares reacquired by the Company.

5. Eligibility. The Plan Administrators may grant Benefits to employees, officers, and directors of the Company and its subsidiaries, as may be existing from time to time, and to other individuals who are not employees of the Company or its subsidiaries, including consultants and advisors, provided that such consultants and advisors render bona fide services to the Company or its subsidiaries and such services are not rendered in connection with the offer or sale of securities in a capital-raising transaction. In any case, the Plan Administrators shall determine, based on the foregoing limitations and the Company's best interests, which employees, officers, directors, consultants and advisors are eligible to participate in this Plan. Benefits shall be in the amounts, and shall have the rights and be subject to the restrictions, as may be determined by the Plan Administrators, all as may be within the provisions of this Plan.

6. Term of Options issued as Benefits and Certain Limitations on Right to Exercise.

      a. Each Option issued as a benefit hereunder ("Option") shall have its term established by the Plan Administrators at the time the Option is granted.

      b. The term of the Option, once it is granted, may be reduced only as provided for in this Plan and under the express written provisions of the Option.

      c. Unless otherwise specifically provided by the written provisions of the Option or required by applicable disclosure or other legal requirements promulgated by the Securities and Exchange Commission, no participant of this Plan or his or her legal representative, legatee, or distributee will be, or shall be deemed to be, a holder of any shares subject to an Option unless and until such participant exercises his or her right to acquire all or a portion of the Stock subject to the Option and delivers the required consideration to the Company in accordance with the terms of this Plan and then only as to the number of shares of Stock acquired. Except as specifically provided in this Plan or as otherwise specifically provided by the written provisions of the Option, no adjustment to the exercise price or the number of shares of Stock subject to the Option shall be made for dividends or other rights for which the record date is prior to the date on which the Stock subject to the Option is acquired by the holder.

      d. Options shall vest and become exercisable at such time or times and on such terms as the Plan Administrators may determine at the time of the grant of the Option.

      e. Options may contain such other provisions, including further lawful restrictions on the vesting and exercise of the Options as the Plan Administrators may deem advisable.

      f. In no event may an Option be exercised after the expiration of its term.

      g. Options shall be non-transferable, except by the laws of descent and distribution.

7. Exercise Price. The Plan Administrators shall establish the exercise price payable to the Company for shares to be obtained pursuant to Options, which exercise price may be amended from time to time as the Plan Administrators shall determine.

8. Payment of Exercise Price. The exercise of any Option shall be contingent on receipt by the Company of the exercise price paid in either cash, certified or personal check payable to the Company.

9. Withholding. If the grant of a Benefit hereunder, or exercise of an Option given as a Benefit is subject to withholding or other trust fund payment requirements of the Internal Revenue Code of 1986, as amended (the "Code"), or applicable state or local laws, the Company will initially pay the Optionee's liability and will be reimbursed by Optionee no later than six months after such liability arises and Optionee hereby agrees to such reimbursement terms.

10. Dilution or Other Adjustment. The shares of common stock subject to this Plan and the exercise price of outstanding Options are subject to proportionate adjustment in the event of a stock dividend on the common stock or a change in the number of issued and outstanding shares of common stock as a result of a stock split, consolidation, or other recapitalization. The Company, at its option, may adjust the Options, issue replacements, or declare Options void.

11. Benefits to Foreign Nationals. The Plan Administrators may, in order to fulfill the purpose of this Plan and without amending this Plan, grant Benefits to foreign nationals or individuals residing in foreign countries that contain provisions, restrictions, and limitations different from those set forth in this Plan and the Benefits made to United States residents in order to recognize differences among the countries in law, tax policy, and custom. Such grants shall be made in an attempt to give such individuals essentially the same benefits as contemplated by a grant to United States residents under the terms of this Plan.

12. Listing and Registration of Shares. Each Option shall be subject to the requirement that if at any time the Plan Administrators shall determine, in their sole discretion, that it is necessary or desirable to list, register, or qualify the shares covered thereby on any securities exchange or under any state or federal law, or obtain the consent or approval of any governmental agency or regulatory body as a condition of, or in connection with, the granting of such Option or the issuance or purchase of shares thereunder, such Option may not be exercised in whole or in part unless and until such listing, registration, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Plan Administrators.

13. Expiration and Termination of this Plan. This Plan may be abandoned or terminated at any time by the Plan Administrators except with respect to any Options then outstanding under this Plan. This Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in this Plan or the date on which the two million five hundred thousandth share is issued or granted hereunder.

14. Amendment of this Plan. This Plan may not be amended more than once during any six month period, other than to comport with changes in the Code or the Employee Retirement Income Security Act or the rules and regulations promulgated thereunder. The Plan Administrators may modify and amend this Plan in any respect.

ATTEST:

/s/ Eric Montandon
By: Eric Montandon
Its: Chief Executive Officer

/s/ Digamber Naswa
By: Digamber Naswa
Its: Chief Financial Officer and Principal Accounting Officer

EXHIBIT 4(ii)

SECTION 10(A) PROSPECTUS OF
WWA Group, Inc.

April 26, 2006: This document constitutes part of a prospectus covering securities of WWA Group, Inc., a Nevada corporation ("Company"), that have been registered with the Securities and Exchange Commission ("Commission") under the Securities Act of 1933. This document, a Section 10(a) Prospectus, contains and constitutes four sections. The first and second sections "General Plan Information" and "Registrant Information and Employee Plan Annual Information" are found in this Prospectus. The Company's latest Form 10KSB for the fiscal year ended December 31, 2005, which is incorporated herein by this reference, comprises the third section of this Prospectus, with which offerees are being constructively provided. The fourth section of this Prospectus contains a Stock Option Agreement and Notice of Exercise, which are provided to offerees of stock options, to be completed and submitted within the time permitted, in conjunction with the tender of the appropriate consideration, by those who wish to exercise their options.

Item 1.   General Plan Information

The Company's board of directors (the "Board") has adopted a benefit plan for its employees and others entitled "The 2006 Benefit Plan of WWA Group, Inc." (the "Plan"). Pursuant to the Plan, the Board can authorize the issuance of stock or options to purchase stock up to an aggregate of two million five hundred thousand (2,500,000) shares of common stock of the Company, par value $0.001 per share (the "Common Stock"), over a maximum of a five year period, although the Board may shorten this period.

The Board adopted the Plan on April 26, 2006. The Plan is intended to aid the Company in maintaining and continuing its development of a quality management team, in attracting qualified employees, consultants, and advisors who can contribute to the future success of the Company, and in providing such individuals with an incentive to use their best efforts to promote the growth and profitability of the Company.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), nor qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Administration of the Plan is the exclusive province of the Board. Board members are elected at each annual meeting of shareholders. The term each Board member serves is therefore one year. If an annual meeting is not held the member shall serve until the next submission of matters to a vote of Company's shareholders.

As ultimate administrators of the Plan, the Board should be contacted with requests for additional Plan information. Alternatively, the Board may appoint a committee to administer the Plan (hereinafter the Board or its duly authorized committee shall be referred to as "Plan Administrators"). As no committee has been authorized by the Board, the current Board members are the Plan Administrators. This group is currently comprised of Eric Montandon, Digamber Naswa, Yogesh Saxena, Keith Lupton, and Young Yong Wee Huat. The address of the Board is c/o WWA Group, Inc., 2465 West 12th Street, Suite 2, Tempe, Arizona, 85281. The telephone number of the Board is (480) 505-0070.

In the event a vacancy in the Board arises, the vote of a majority of remaining directors may select a successor, or, if the remaining Board does not fill the vacancy, the vote of shareholders may also elect a successor to fill such vacancy. Board members may be removed from office by the vote of a majority of the issued and outstanding shares with or without cause. Plan Administrators who are not Board members can be removed or appointed at any time for any reason by the majority vote of Board members.

The Plan Administrators shall interpret the Plan (which interpretation is binding on the participants absent demonstrable error), determine which employees or others shall receive shares or options, decide the number of shares or options and establish any other terms for the shares or options not already established in the Company's Plan. Information concerning changes in the Plan will be provided in the future either in the Company's proxy statements, annual or other reports, or in amendments to this document.

Securities to be Offered

Shares and options providing for the issuance or purchase of shares equaling a maximum of two million five hundred thousand (2,500,000) shares of Common Stock may be granted under the Plan. All options under the Plan are "non-qualified" stock options. The number of shares of Common Stock issuable under the Plan is subject to adjustment in the event of changes in the outstanding shares of Common Stock resulting from stock dividends, stock splits, or recapitalizations.

Employees Who May Participate in the Plan

The Board shall determine which of the Company's employees are eligible to receive shares or options under the Plan. The term "Employee" includes any employee, director, officer, or consultant or advisor of the Company or any of its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

Purchase of Securities Pursuant to the Plan and Payment for Securities Offered

The Plan Administrators shall determine which employees shall receive shares or options. The Plan is not subject to ERISA and the securities are being issued by the Company and not purchased on the open market or otherwise.

Options granted under the Plan shall be exercisable as determined by the Plan Administrators. If an option granted under the Plan should expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to that option will again be available for grant under the Plan.

The exercise price payable to the Company for Option Shares shall be as set forth from time to time by the Plan Administrators. The exercise of any Option shall be contingent on receipt by the Company of the exercise price paid in either cash, certified or personal check payable to the Company.

The shares of Common Stock subject to the Plan and the exercise price of outstanding options are subject to proportionate adjustment in the event of a stock dividend on the Common Stock or a change in the number of issued and outstanding shares of Common Stock as a result of a stock split, consolidation, or other recapitalization. Options and all other interests under the plan shall be non- transferable, except by means of a will or the laws of descent and distribution.

Amendments and Termination

The Plan may be abandoned or terminated at any time by the Plan Administrators except with respect to any Options then outstanding under the Plan. The Plan shall otherwise terminate on the earlier of the date that is five years from the date first appearing in the Plan or the date on which an option for the two million five hundred thousandth share is either granted under the Plan or on which the two million five hundred thousandth share is de-registered on a post-effective amendment on Form S-8 filed with the Commission. No options may be granted under the terms of the Plan after it has been terminated. The Board may alter or amend the Plan only once during any six month period, except as to comply with changes to the Code. No termination, suspension, alteration or amendment may adversely affect the rights of a holder of a previously issued option without the consent of that holder.

Resale of Common Stock

Shares of Common Stock issued or purchased on exercise of options granted under the Plan will have been initially registered pursuant to a Form S-8 Registration Statement filed by the Company. Subsequently, shares obtained pursuant to the Plan may be eligible for immediate resale depending on whether an exemption from registration is available or whether the shares are in fact registered. The Company makes no statement as to subsequent sale-ability of specific shares obtained pursuant to the Plan and urges any persons seeking to sell shares so obtained to seek counsel from independent attorneys.

As may be applicable for subsequent resale of shares obtained from the Plan, the Board believes that the Company has filed all reports and other materials required to be filed during the preceding twelve months under the Securities Exchange Act of 1934 as of April 26, 2006.

Tax Effects of Plan Participation & Non-statutory Options

The following discussion of the federal income tax consequences of participation in the Plan is only a summary, does not purport to be complete, and does not cover, among other things, state and local tax consequences. Additionally, differences in participants' financial situations may cause federal, state, and local tax consequences of participation in the Plan to vary. Therefore, each participant in the Plan is urged to consult his or her own accountant, legal or other advisor regarding the tax consequences of participation in the Plan. This discussion is based on the provisions of the Code as presently in effect.

Under the current provisions of the Code, if shares of Common Stock are issued to the original holder of a non-qualified option granted and exercised under the Plan (assuming there is not an active trading market for options of the Company), (i) the option holder ("Holder") will not recognize income at the time of the grant of the option; (ii) on exercise of the option the Holder will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of Common Stock acquired at the time of exercise over the exercise price; (iii) upon the sale of the shares of Common Stock the Holder will recognize a short term or long term capital gain, or loss, as may be, in an amount equal to the difference between the amount he or she receives from the sale of those shares and the Holder's tax basis in the shares (as described below); and (iv) the Company will be entitled to expense as compensation the amount of ordinary income that the holder recognized, as set forth in Clause (ii) above.

If the Holder pays the exercise price entirely in cash, the tax basis of the shares of Common Stock will be equal to the amount of the exercise price paid plus the ordinary income recognized by the Holder from exercising the options. This basis should equal the fair market value of the shares of Common Stock acquired on the date of exercise. The holding period will begin on the day after the tax basis of the shares is determined.

The ordinary income received by the Holder on exercise of the option is considered to be compensation from the Company. As with other forms of compensation, withholding tax and other trust fund payments will be due with respect to the exercise of the options. The Company will initially pay the Optionee's liability and will be reimbursed by Optionee no later than six months after such liability arises.

Item 2.   Registrant Information and Employee Plan Annual Information

The Company will provide to any Employee upon request a copy, without charge, of the Company's periodic reports filed with the Commission, including its latest annual report on Form 10-KSB and its quarterly reports on Form 10-QSB. The Company will also provide any Employee upon written or oral request a copy, without charge, of any other documents incorporated by reference in Item 3 of Part II of the Form S-8 Registration Statement. These documents are also incorporated by reference into the Section 10(a) prospectus, of which this document is a part. Requests for such information should be directed to: WWA Group, Inc., 2465 West 12th Street, Suite 2, Tempe, Arizona, 85281.

Signature	**Title**	**Date**
/s/ Eric Montandon Eric Montandon	Director	April 26, 2006
/s/ Digamber Naswa Digamber Naswa	Director	April 26, 2006
/s/ Yogesh Saxena Yogesh Saxena	Director	April 26, 2006
/s/ Keith Lupton Keith Lupton	Director	April 26, 2006
/s/ Young Yong Wee Haut Young Yong Wee Huat	Director	April 26, 2006

EXHIBIT 5, 23(a)

GERALD EINHORN
ATTORNEY-AT-LAW*
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
*Admitted only in New York

April 26, 2006

Board of Directors
WWA Group, Inc.
2465 West 12th Street, Suite 2
Tempe, AZ 85281

Re: Legality and Authorization of Shares Issued
    Under Form S-8 Registration Statement

Gentlemen:

I have acted as special counsel for WWA Group, Inc, a Nevada corporation (the "Company"), in the limited capacity of rendering an opinion regarding the legality and authorization of the shares proposed to be registered under a registration statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, (the "Act"). The company is registering a Benefit Plan entitled "The 2006 Benefit Plan of WWA Group, Inc." (the "Benefit Plan") pursuant to which the Company has authorized the issuance of two million five hundred thousand (2,500,000) shares of the Company's common stock, par value $.001 (the "Shares").

In connection with the preparation of this Opinion, I have examined the following:

1. The Company's Articles of Incorporation, amendments thereto and Bylaws as submitted to me by the Company pursuant to my request for same;
2. The Registration Statement herein referenced;
3. The Board of Directors Resolution dated April 26, 2006, authorizing and approving the Company's 2006 Benefit Plan and the preparation of the Registration Statement;
4. The Company's Section 10(a) Prospectus for the Registration Statement;
5. The Company's Form 10-KSB for the fiscal year ended December 31, 2005;
6. Such other documents as I have deemed necessary for the purposes of this Opinion.

Additionally, I have made such investigations of federal law as I have considered necessary and appropriate to form a basis for this opinion. My opinion is qualified by the scope of the review specified herein and I make no representations as to the sufficiency of my investigation for this opinion. I further expressly exempt from this opinion any representations as to the completeness, adequacy, accuracy or any other aspect of the financial statements incorporated in the Registration Statement.

The documentation and representations provided to me for this opinion by the Company and its duly authorized representatives indicate that the Company is validly organized under the laws of the State of Nevada; the Company is current in its filings with the Commission; the Company's Board of Directors has authorized the Benefit Plan; the Company's Board of Directors has authorized the filing of the Registration Statement; and that the two million five hundred thousand (2,500,000) shares to be included in the Registration Statement are available for issuance based upon corporate documentation and on the number of shares actually issued and outstanding. As such, I am of the opinion that the Shares herein referenced have been duly and validly authorized and that subject to compliance with all provisions of the Plan, the Shares will be validly issued as fully paid and non-assessable shares of common stock in the Company.

This opinion is based upon and subject to the qualifications and limitations specified below:

(A) Certain of the remedial provisions of the 2006 Benefit Plan may be further limited or rendered unenforceable by other applicable laws and interpretations.

(B) In rendering the opinion that the shares of the common stock to be registered pursuant to the Registration Statement and issued under the Benefit Plan will be validly issued, fully paid and non-assessable, I assumed that (1) the Company's Board of Directors has exercised good faith in establishing the value paid for the Shares; (2) all issuances and cancellations of the capital stock of the Company will be fully and accurately reflected in the Company's Stock Records as provided by the Company's transfer agent and; (3) the consideration, as determined by the Company's Board of Directors, to be received in exchange for each issuance of common stock of the Company, has been paid in full and actually received by the Company.

(C) I have made no independent verification of the facts asserted to be true and accurate by authorized representatives of the Company and have assumed that no person or entity has engaged in fraud or misrepresentation regarding the inducement relating to, or the execution or delivery of, the documents reviewed.

(D) In rendering this opinion I have assumed that all signatures are genuine, that all documents submitted to me as copies conform substantially to the originals, that all documents have been duly executed on or as of the date represented on the documents, that execution and delivery of the documents were duly authorized on the part of the parties, that all documents are legal, valid and binding on the parties and that all corporate records are complete.

(E) I have assumed that the Company is satisfying the substantive requirements of Form S-8 and I expressly disclaim any opinion regarding the Company's compliance with such requirements, whether they are of federal or state origin, or any opinion as to the subsequent tradeability of any Shares issued pursuant to the Benefit Plan.

(F) I am admitted to practice law in the State of New York. I am not admitted to practice law in the State of Nevada or in any other jurisdiction where the Company may own property or transact business. This opinion is with respect to federal law only and I have not consulted legal counsel from any other jurisdiction for the purpose of the opinion contained herein. I expressly except from this opinion any opinion as to whether or to what extent a Nevada court or any other court would apply Nevada law, or the law of any other state or jurisdiction, to any particular aspect of the facts, circumstances and transactions that are the subject of this opinion.

(G) This opinion is strictly limited to the parameters contained and referenced herein and is valid only as of the signature date with respect to the same. I assume no responsibility to advise you of any subsequent changes or developments which might affect any aspect of this opinion.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement. This opinion may not be used, relied upon, circulated, quoted or otherwise referenced in whole or in part for any other purpose without my prior written consent.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn

EXHIBIT 23(b)

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

_____

Board of Directors
WWA Group, Inc.
Tempe, Arizona

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our audit report dated March 21, 2006, on the financial statements of WWA Group, Inc. as of December 31, 2005, for the filing with and attachment to the Form S-8.

/s/ Williams & Webster, P.S.

Certified Public Accountants
Spokane, Washington

April 28, 2006

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center · 601 W. Riverside, Suite 1940 · Spokane, WA 99201
Phone (509) 838-5111 · www.williams-webster.com